Exhibit 99.1

NewsRelease

TC Energy announces change to annual meeting format
Meeting to be held virtually on May 1, 2020

CALGARY, Alberta - April 16, 2020 - News Release - TC Energy Corporation (TSX, NYSE: TRP) (TC Energy) announced today it will hold its upcoming annual meeting of common shareholders (AGM) on May 1, 2020 at 10 a.m. (MDT) in a virtual-only format. This approach aligns with our commitment to the health and wellbeing of employees, shareholders, communities and other stakeholders, and with directives from public health and government officials relating to physical distancing and large group gatherings during the COVID-19 pandemic.

Our directors and management believe this format will provide shareholders a safer alternative to attend this year’s AGM than a physical meeting and will allow for equivalent participation of all shareholders and duly appointed proxyholders, regardless of their geographic location. The virtual meeting format will enable shareholders and duly appointed proxyholders to vote, ask questions and provide feedback to TC Energy.

TC Energy’s By-Law Number 1, which governs the conduct of our annual meetings of shareholders, does not permit these meetings to be conducted virtually. However, in acknowledgment of the COVID-19 pandemic situation, we obtained a court order that allows us to hold our 2020 AGM exclusively using electronic means. The order permits our meeting to be conducted using industry-standard virtual shareholder meeting technology.

The timing and process for voting by proxy remains unchanged; shareholders are reminded that completed proxy forms must be received no later than 12 p.m. EDT on April 29, 2020. We continue to encourage shareholders to vote in advance, noting previously distributed forms of proxy and voting instruction forms may continue to be used to vote. Shareholders and duly appointed proxyholders may also submit questions for the AGM in advance by emailing investor_relations@tcenergy.com. Guests will not be able to vote or ask questions but are invited to observe.

For instructions on logging in, voting and asking questions using the virtual meeting platform, we ask that attendees visit: TCEnergy.com/AnnualMeeting2020. We encourage our shareholders and other interested parties to check for additional information and updates about the meeting on this web page as well.

Note that the TC Energy 2020 Management Information Circular dated February 27, 2020 and other meeting materials distributed to shareholders will not be updated to reflect the change in location and format of the AGM, however, an amended notice of meeting will be filed on SEDAR.

Registered shareholders and duly appointed proxyholders will need the control number from their form of proxy to participate in the virtual AGM. Non-registered (beneficial) shareholders (being shareholders who hold their TC Energy common shares through a broker, investment dealer, bank, trust company, custodian, nominee or other intermediary) must duly appoint themselves as proxyholder to fully participate in the AGM or may otherwise observe as a guest. Information on how beneficial shareholders may duly appoint themselves as proxyholder will be available on our website at TCEnergy.com/AnnualMeeting2020

About TC Energy
We are a vital part of everyday life - delivering the energy millions of people rely on to power their lives in a sustainable way. Thanks to a safe, reliable network of natural gas and crude oil pipelines, along with power generation and storage facilities, wherever life happens - we’re there. Guided by our core values of safety, responsibility, collaboration and integrity, our more than 7,300 people make a positive difference in the communities where we operate across Canada, the U.S. and Mexico.

TC Energy’s common shares trade on the Toronto (TSX) and New York (NYSE) stock exchanges under the symbol TRP. To learn more, visit us at TCEnergy.com.

FORWARD-LOOKING INFORMATION
This release contains certain information that is forward-looking and is subject to important risks and uncertainties (such statements are usually accompanied by words such as "anticipate", "expect", "believe", "may", "will", "should", "estimate", "intend" or other similar words). Forward-looking statements in this document are intended to provide TC Energy security holders and potential investors with information regarding TC Energy and its subsidiaries, including management's assessment of TC Energy's and its subsidiaries' future plans and financial outlook. All forward-looking statements reflect TC Energy's beliefs and assumptions based on information available at the time the statements were made and as such are not guarantees of future performance. As actual results could vary significantly from the forward-looking information, you should not put undue reliance on forward-looking information and should not use future-oriented information or financial outlooks for anything other than their intended purpose. We do not update our forward-looking information due to new information or future events, unless we are required to by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from the anticipated results, refer to the Fourth Quarter 2019 Financial Highlights release and the 2019 Annual Report filed under TC Energy's profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission at www.sec.gov.

Media Inquiries:
Jaimie Harding / Hejdi Carlsen
403-920-7859 or 800-608-7859

Investor & Analyst Inquiries:
David Moneta / Hunter Mau
403-920-7911 or 800-361-6522